SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________
SCHEDULE TO/A
Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934 Amendment No. 3
________________________
Kiewit Investment Fund LLLP
(Name of Subject Company (Issuer))

Kiewit Investment Fund LLLP
(Name of Filing Person (Offeror))

Limited Partnership Units
(Title of Class of Securities)

N/A (Cusip Numbers of Class of Securities)
________________________

Robert L. Giles, Jr.
Chief Executive Officer and Chief Compliance Officer Kiewit Investment Fund LLLP Kiewit Plaza
Omaha, NE 68131
Telephone: (800) 443-4306
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

Copies to:
Tobin A. Schropp Peter Kiewit Sons’, Inc. Kiewit Plaza Omaha, Nebraska 68131 Telephone: (402) 342-2052	Rose F. DiMartino Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 Telephone: (212) 728-8000

CALCULATION OF FILING FEE
Transaction Valuation(1)	Amount of Filing Fee(2)
$9,012,524	$525.24

(1)  Estimated for purposes of calculating the amount of the filing fee only in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, as the aggregate maximum purchase price to be paid for 663 Limited Partnership Units in the tender offer, based upon a price per Unit of $13,593.55, the net asset value per Unit at June 30, 2009.

 (2)  Calculated as (a) $55.80 per $1,000,000 of the Transaction Valuation (the  filing fee in effect as of the initial filing of the Schedule TO on July 6, 2009) of $7,571,607, the Transaction Valuation for purchasing 557 Units, plus (b) $71.30  per $1,000,000 (the filing fee in effect as of the filing of this Amendment No. 3 to Schedule TO) of $1,440,916, the incremental increase to the Transaction Valuation for purchasing an additional 106 Units.

.

[X]  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $525.24 Filing party: Kiewit Investment Fund LLLP Form or Registration No.: 005-80956 Date Filed: July 6, 2009

[ ] Check box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1
[X] issuer tender offer subject to Rule 13e-4
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ X ]

Kiewit Investment Fund LLLP (the “Fund”) hereby amends and supplements the Tender Offer Statement on Schedule TO of the Fund, filed on July 6, 2009, and amended by Amendment No. 2 filed on September 16, 2009 (as amended, the “Schedule TO”) with respect to the offer by the Fund to purchase up to 557 limited partnership units (“Units”) of the Fund (approximately 5% of the outstanding Units), for cash, at a price equal to the net asset value per Unit determined as of September 30, 2009, subject to the terms and conditions described in the offer to purchase relating to the tender offer and related letter of transmittal (each of which is an exhibit to the Schedule TO and is incorporated herein by reference as set forth below).  The Fund reserved the right to increase the number of Units it is offering to purchase in the tender offer up to an aggregate of 780 Units (approximately 7% of the outstanding Units).

The Schedule TO is hereby amended and supplemented by adding the following:

            The Fund has determined to increase the number of Units it is offering to purchase in the tender offer to 663 Units (approximately 6.0% of the outstanding Units).  All other terms and conditions of the tender offer remain unchanged.

The tender offer expired at 3:00 p.m., Central time, on Wednesday, September 30, 2009.  In the tender offer, a total of 662.742 Units were validly tendered by limited partners of the Fund and accepted for payment by the Fund at a price of $15,295.61 per Unit, the NAV per unit determined as of September 30, 2009.

Item 12. Exhibits.

Exhibit Number	Exhibit Name
(a)(1)(A)	Offer to Purchase*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Tender Intention Form*

(a)(1)(D)	Form of Letter to Limited Partners of Kiewit Investment Fund LLLP*

(a)(1)(E)	Form of Letter to Limited Partners of Kiewit Investment Fund LLLP, dated September 16, 2009, informing them of the NAV per Unit as of September 15, 2009.*
_______________________________________
* Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KIEWIT INVESTMENT FUND LLLP

By: /s/ Denise A. Meredith
Name: Denise A. Meredith
Title: Treasurer and Chief Financial Officer

Dated: October 1, 2009

EXHIBIT INDEX

Exhibit Number	Exhibit Name

(a)(1)(A)	Offer to Purchase*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Tender Intention Form*

(a)(1)(D)	Form of Letter to Limited Partners of Kiewit Investment Fund LLLP*

(a)(1)(E)	Form of Letter to Limited Partners of Kiewit Investment Fund LLLP, dated September 16, 2009, informing them of the NAV per Unit as of September 15, 2009*

_______________________________________

*  Previously filed.